UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Medgenics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

58436Q203

(CUSIP Number)

Sol J. Barer, Ph.D.

c/o Medgenics, Inc.

435 Devon Park Drive, Building 700

Wayne, Pennsylvania 19087

(610) 254-4201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58436Q203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sol J. Barer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization		United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	574,000

	8.	Shared Voting Power	450,000

	9.	Sole Dispositive Power	570,500

	10.	Shared Dispositive Power	450,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,024,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Medgenics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 435 Devon Park Drive, Building 700, Wayne, Pennsylvania 19087.

Item 2.	Identity and Background

(a)	This Statement is being filed by Sol J. Barer, Ph.D.

(b)	Dr. Barer’s address is c/o Medgenics, Inc., 435 Devon Park Drive, Building 700, Wayne, Pennsylvania 19087.

(c)	Dr. Barer is currently the Chairman of the Board of Directors of the Issuer. He also serves as Chairman of the Board of InspireMD, Inc., RestorGenex Corporation, Centrexion Corporation, Cerecor, Inc., ContraFect Corporation and Edge Therapeutics, Inc., and as a member of the board of directors of Amicus Therapeutics, Inc. and Aegerion Pharmaceuticals, Inc.

(d)	Dr. Barer has not been convicted in a criminal proceeding in the past five years.

(e)	In the past five years, Dr. Barer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	Dr. Barer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Dr. Barer has acquired the shares of the Common Stock and the options to purchase shares of Common Stock pursuant to the following transactions:

•	In connection with his appointment to the board of directors of the Issuer on June 30, 2012, the Issuer granted Dr. Barer options to purchase 900,000 shares of Common Stock at an exercise price of $10.80 per share and expiring on June 29, 2017. One-third of these options vested immediately, one-third of these options vested on June 30, 2013 and the remaining one-third will vest on June 30, 2014. As of May 1, 2014, Dr. Barer’s beneficial ownership of Common Stock increased to more than 5% of the outstanding shares of Common Stock as a result of the 300,000 options scheduled to vest on June 30, 2014, which is 60 days after May 1, 2014.

•	On January 2, 2013, the Issuer awarded Dr. Barer 7,000 shares of restricted stock (which vested in equal installments on January 3, 2013 and January 2, 2014) and options to purchase 15,000 shares of Common Stock, which vest in equal installments over three years, have a 10-year term and have an exercise price of $7.25 per share.

•	On September 13, 2013, the Issuer awarded Dr. Barer options to purchase 400,000 shares of Common Stock, which vest in equal installments over three years, have a 10-year term and have an exercise price of $5.22 per share.

•	On various dates in September, November and December 2013, Dr. Barer purchased 105,000 shares of Common Stock in the open market. Dr. Barer used personal funds to purchase such shares.

•	On January 2, 2014, the Issuer awarded Dr. Barer 7,000 shares of restricted stock (half of which vested on January 3, 2014 and the other half of which will vest on January 2, 2015) and options to purchase 15,000 shares of Common Stock, which vest in equal installments over three years, have a 10-year term and have an exercise price of $6.50 per share.

Item 4.	Purpose of Transaction

Dr. Barer acquired the shares of Common Stock reported in this Statement for investment purposes and not for the purpose of obtaining control of the Issuer. Dr. Barer is the Chairman of the Board of the Issuer, and therefore would be deemed to be a control person with respect to the Issuer. Depending upon market conditions and other factors that Dr. Barer may deem material to his investment decision, he may exercise options or make additional purchases of Common Stock from time to time, or dispose of any or all of the shares of Common Stock held by him at any time, either in the open market or in private transactions.

Subject to the foregoing, and except for actions which may be taken or proposed to be taken by the Issuer’s Board of Directors, of which he is Chairman, Dr. Barer has no current plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	Dr. Barer beneficially owns 1,024,000 shares of Common Stock (including 905,000 shares of Common Stock issuable upon the exercise of stock options which are currently exercisable or will become exercisable within 60 days hereof), which represents 5.2% of the outstanding shares of Common Stock of the Issuer. This percentage is based upon 18,755,091 shares of Common Stock outstanding as of May 6, 2014 plus the shares of Common Stock that would be issued upon the exercise of such stock options.

(b)	Dr. Barer has sole voting and dispositive power with respect to 570,500 shares of Common Stock, which consists of (i) 115,500 shares of Common Stock held directly by Dr. Barer, (ii) options to purchase 5,000 shares of Common Stock having an exercise price of $7.25 per share expiring on January 2, 2023 held directly by Dr. Barer, and (iii) options to purchase 450,000 shares of Common Stock having an exercise price of $10.80 per share expiring on June 29, 2017 held by the Sol J. Barer 2013 Grantor Retained Annuity Trust III, of which Dr. Barer is the sole trustee and annuitant. Dr. Barer has sole voting, but not dispositive, power with respect to 3,500 shares of restricted stock which will vest on January 2, 2015. Dr. Barer has shared voting and dispositive power with respect to options to purchase 450,000 shares of Common Stock having an exercise price of $10.80 per share expiring on June 29, 2017 held by the Meryl Barer 2013 Grantor Retained Annuity Trust III, of which Meryl Barer, Dr. Barer’s wife, is the sole trustee and annuitant.

(c)	Dr. Barer had no transactions in the Issuer’s securities during the last 60 days.

(d)	Except as set forth in this Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned or shares of Common Stock issuable upon exercise of stock options owned by Dr. Barer.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Dr. Barer is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than agreements evidencing outstanding stock options and restricted stock awards.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 6, 2014
Date
/s/ Sol J. Barer
Sol J. Barer, Ph.D.